Mail Stop 4561

November 6, 2008

Mr. Bruce Nelson
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton, NJ 07013

       Re: **ARC Corporate Realty Trust, Inc.**
             Form 10-K for the year ended December 31, 2007
             Amendment No. 1 to Form 10-K for the year ended December 31,-2007
             File No. 0-50727

Dear Mr. Nelson:

We have completed our review of the above referenced filings and have no further comments at this time.

          Sincerely,

          Kevin Woody
          Branch Chief